UNITED STATES
              SECURITES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549




                        FORM U-9C-3/A




            QUARTERLY REPORT PURSUANT TO RULE 58



          For the quarter ended September 30, 2000








                   ALLEGHENY ENERGY, INC.
            (Name of registered holding company)




   10435 Downsville Pike, Hagerstown, Maryland 21740-1766
          (Address of principal executive offices)







Inquiries concerning this Form U-9C-3 should be directed to:

                               Thomas J. Kloc
                               Allegheny Energy, Inc.
                               10435 Downsville Pike
                               Hagerstown, MD  21740-1766
                               (301) 665-2711


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ITEM 1 - ORGANIZATION CHART




      Name               Energy or     Date of        State     Percentage
  of Reporting          gas-related  Organization      Of        of Voting
    Company              Company                  Organization Securities Held


Allegheny Energy Inc. (1)

Allegheny Ventures,   (2)
Inc

Allegheny Energy
Solutions, Inc.       (3) Energy    July 23, 1997    Delaware        100%



Allegheny Energy Inc. (4)

Allegheny Energy
Supply Company, LLC   (5)

Mon Synfuel, LLC
            "NEW"     (6) Energy    May 15, 2000     Maryland       2.458%







Nature of Business:

(1)  Allegheny Energy,Inc. holds directly all of the outstanding securities in Allegheny Ventures, Inc.
(2) Allegheny Ventures, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc.
(3) Previously, Allegheny Energy Solutions, Inc. marketed electric power generation within the scope of the Pennsylvania retail customer choice pilot program. Allegheny Energy Solutions, Inc. currently develops competitive generation solutions (i.e. distributed generation, cogeneration, prime power, green power, and uninterrupted power source
     (UPS)) for customers through products such as reciprocating generators, microturbines, steam turbines, combustion turbines, fuel cells, wind
     turbines, and solar      cells.

(4) Allegheny Energy, Inc. holds directly all of the outstanding voting securities in Allegheny Supply Company, LLC.
(5) Allegheny Energy Supply Company,LLC holds a percentage membership in Mon Synfuel, LLC.
(6) Mon Synfuel, LLC is developing the expansion of a coal fines recovery facility located at Monview Mine and the addition of a facility for the production of coal-based synthetic fuel from the coal fines.


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ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL
CONTRIBUTIONS



    Company                     Company              Amount
 Contributing                  Receiving           Of Capital
    Capital                     Capital           Contribution

Allegheny Energy Supply     Mon Synfuel, LLC         $250,000
Company, LLC




 .


ITEM 3 - ASSOCIATE TRANSACTIONS




Part I - Transactions performed by reporting companies on behalf of associate companies

  Reporting      Associate
   Company        Company      Types of    Direct  Indirect   Cost    Total
  Rendering      Receiving     Services    Costs    Costs      Of     Amount
   Services      Services      Rendered   Charged  Charged  Capital   Billed

No services have been provided by the reporting company to associate companies to date.




Part II - Transactions performed by associate companies on behalf of reporting companies

  Associate      Reporting
   Company        Company      Types of    Direct   Indirect   Cost     Total
  Rendering      Receiving     Services    Costs     Costs      Of      Amount
   Services      Services      Rendered   Charged   Charged   Capital   Billed

Allegheny      Allegheny     Technical    $365,159  $17,342      -    $382,501
Energy         Energy        support;
Service        Solutions,    planning &
Corporation    Inc.          implementation
                             of financial
                             programs;
                             counsel on
                             corporate,
                             legal and
                             regulatory
                             matters;
                             general and
                             administrative
                             services



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ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
This filing represents a revised filing for quarter ending September 30, 2000. The previous U-9C-3 filing incorrectly included a deduction for retained earnings to arrive at Total Consolidated Capitalization (line 1) and did not include the investment in Mon Synfuel, LLC in the Current Aggregate Investment (line 4). The revised amounts are provided below:

  (Thousands of Dollars)

Investments in energy-related companies:

  Total consolidated
  capitalization as of   Sept. 30, 2000       $5,242,955                line 1


  Total capitalization multiplied by
  15% (line 1 multiplied by 0.15)             $  786,443                line 2

  Greater of $50 million or line 2                       $ 786,443      line 3

  Total current aggregate investment:
  (categorized by major line of
  energy-related business)
      Allegheny Energy Solutions, Inc.         $   6,553
      Mon Synfuel, LLC                         $     250


             Total current aggregate
             investment                                  $   6,803      line 4

  Difference between the greater of
  $50 million or 15% of capitalization
  and the total aggregate investment
  of the registered holding company system
  (line 3 less line 4)                                   $ 779,640      line 5






Investments in gas-related companies:

        None



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ITEM 5 - OTHER INVESTMENTS




   Major Line            Other         Other
   of Energy-        Investment      Investment     Reason for
    Related            in Last        in This      Difference in
    Business      U-9C-3 Report   U-9C-3 Report   Other Investment


     None




ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


Allegheny Energy Solutions, Inc. Statement of Operations for the Quarter and nine months ended September 30, 2000.


Allegheny Energy Solutions, Inc. Balance Sheet at September 30, 2000.

                          Signature








     Pursuant to the requirements of the Public Utilities
Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              ALLEGHENY ENERGY, INC.


                              /s/  Thomas J. Kloc
                                   Thomas J. Kloc
                                   (Chief Accounting Officer)

March 15, 2001


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